Exhibit 99.1

PRESS RELEASE

Sify posts revenue growth of 30% year on year, 11% over previous quarter

Adds significant new corporate customers

SIFY Reports US GAAP Results for the second Quarter Ended 30th September, 2004

Chennai, India, Oct 15, 2004: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the second quarter ended September 30, 2004.

Performance highlights:

•	Sales revenue during the quarter amounted to $18.75 million, an increase of 29.7% over the same period last year.

•	The company’s cash profit (in terms of adjusted EBITDA) for the quarter was $1.66 million, compared to a cash loss of $0.34 million for the same quarter last year. (See the reconciliation below of Adjusted EBITDA to the Company’s GAAP operating results.)

•	The company reduced its net loss for the quarter to $1.01 million from a net loss of $1.85 million for the same quarter last year. (Excluding profits from sale of assets, the company’s net loss this quarter was $1.35 million down from the $3.50 million net loss incurred in the same period last year.)

•	Cash generated from operations during the quarter was $0.62 million, after capital expenditures of $1.97 million.

•	Sify had a cash balance of $32.9 million at the end of the quarter.

•	The company added UCO Bank and Oriental Insurance Corporation as major new customers for IP-VPN services during the quarter; services will commence in the following quarters.

Mr. R Ramaraj, Managing Director and CEO, said “The quality of our network and expertise of the team was underscored during the quarter with two major wins in the banking and insurance sectors. We have further grown our base of cybercafés and broadband access in the consumer markets. This provides us the impetus and the necessary tools to continue growing domestically and to offer our expertise in the rapidly growing international infrastructure management services business.”

Mr. George Zacharias, President and COO, said, “We grew both our retail and corporate businesses during the quarter. We crossed 2000 iWay cybercafés across 67 cities during this period. We continue to invest to make our network more robust and capable of handling further growth in IP-VPN’s, and are adding resources to meet the growth needs of our international businesses.”

Summarized Results:
(In $ million, all translated at $1 = Rs 45.91)

	Quarter ended		Quarter ended	Year ended
	30 September		30 June	31 March
Description	2004	2003	2004	2004
Corporate services	$10.42	7.03	$9.54	$30.40
Retail Internet access	7.40	5.54	6.36	23.71
Portals	0.54	0.44	0.48	1.83
Other	0.39	1.46	0.57	5.08

Sales revenue	$18.75	$14.46	$16.94	$61.01
Adjusted EBITDA *	$1.66	$(0.34)	$1.65	$1.84
Depreciation and amortization	(3.10)	(3.23)	(2.94)	(12.47)
Below EBITDA share of affiliates	(0.14)	(0.26)	(0.18)	(1.48)
Profit on business sold/discontinued	0.34	1.65	0.00	3.03
Net interest	0.24	0.34	0.28	1.00
Tax

Net income/(loss)	(1.01)	(1.85)	$(1.19)	$(8.09)
Adjusted EBITDA*/(loss) $/share	$0.05	$(0.01)	$0.05	$0.05
Net income/(loss) $/share	$(0.03)	$(0.05)	$(0.03)	$(0.23)

*	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see the section entitled “Non-GAAP Financial Information” below.

Corporate Services:

Sify’s corporate services contributed 55.5% of the revenues for the quarter. Sify was awarded the prestigious Frost & Sullivan Market Leadership Award for IP-VPN Markets for the year 2003. According to Frost & Sullivan’s research, the Indian IP-VPN market was estimated to be $50.4 million in 2003, with Sify having a 48.7% share of the market.

Sify won the largest IP-VPN order placed so far in the Indian insurance sector. It was awarded a three-year contract to build and support an IP-VPN network for Oriental Insurance across 400 locations in the country in the first phase. Sify also won a major IP-VPN contract in the banking sector from UCO bank for building connectivity to 260 locations across India. In addition, Sify secured orders for connectivity services from several other large corporations in India and repeat orders from existing customers.

Sify Assure, the company’s Information Assurance group expanded the team of information assurance consultants and information security auditors to address the growing need for compliance services including Sarbanes-Oxley. Sify Assure won contracts for BS7799 certification from two leading IT and ITES providers in South India.

For the international managed network services, progress was made in recruiting and training key skilled staff, setting up a small sales team in the USA, building a key potential sales partnership, and in customer pilots and delivery processes.

Retail Internet Access:

This segment accounted for 39.5% of Sify’s revenue as follows:

Internet access at home through dial up	5.8%
Internet access at home through broadband	8.9%
Internet access at “iWay” cybercafes	18.8%
Voice over IP	6.0%

Sify’s iWay cyber cafes increased in number to around 2,060 with service being extended to 67 cities. There are more than 15,000 PC’s in use across iWays, with more than 650,000 consumers accessing these services each quarter. International Internet telephony grew substantially with over 7.5 million minutes of International voice calls made during the quarter.

We continue to add innovative value-added services at our iWays. Many corporations, including large pharmaceutical and FMCG companies, are now using iWays for getting online updates from their sales force across the country. Use of iWays as centers for conducting online examinations in a smooth and cost effective manner was further reinforced this quarter with more than 10,000 candidates appearing for the Insurance Advisors Examination conducted by Indian Institute of Banking & Finance.

Sify’s broadband business gained momentum with the subscriber base increasing by more than 50% during the quarter. There are now more than 48,000 subscribers with broadband connectivity through a network of over 600 Cable Television Operators in 34 cities.

Portal Services:

The portal segment accounted for 2.9% of the revenues during the quarter. During the quarter, Sify mail was relaunched with free mailbox space up to 100 MB. Key channel pages were optimized for faster downloads. In the finance portal, commodity and depository sections were added, and download of ring tones from mobile phones was promoted during the quarter. We continue adding new advertisers at our portals.

Others:

This segment consists of the e-learning business and accounted for 2.1% of revenues during the quarter.

About Sify:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 72 cities in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 67 cities. The Company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000. For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Also, for fiscal year ended March 31, 2004, Adjusted EBITDA excluded the gain recognized on the sale of land, previously held for development ($1.65 million) and the gain realized on the sale of our stake in Wisden Cricinfo ($1.37 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the Company’s report on Form 20-F for the year ended March 31, 2004 and Form 6-K for the quarter ended June 30, 2004, which have been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

Conference Call

Sify will host a conference call to discuss its second quarter financial results on October 15, at 10:30 AM US Eastern Time. Interested parties may participate in the conference call by dialing 877-270-4101(US & Canada) or internationally at 706-634-1485, 5-10 minutes prior to the initiation of the call. A replay of the conference call will be available through October 31, 2004, by dialing 800-642-1687 or 706-645-8600 and entering access code 1089565.

A recording of the conference call will also be available under the investor relations section of Sify’s corporate website, http://www.sifycorp.com

For further information please contact:

Mr. David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com